Exhibit 99.1

 MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2009

The following Management’s Discussion and Analysis (“MD&A) should be read in conjunction with the November 30, 2009 consolidated financial statements of Intellipharmaceutics International Inc. (“IPC”).  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the FASB Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our consolidated financial statements either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  This document is current in all material respects as of February 26, 2010

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to Intellipharmaceutics International Inc. and its subsidiaries.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. Undue reliance should not be placed on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our Annual Information Form for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to research, develop and commercialize products and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	development of our product candidates, including the results of current and future clinical trials or bioequivalence studies;
•	the benefits of our drug delivery technologies and product candidates as compared to others;
•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our product candidates;
•	our selection and licensing of product candidates;
•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;
•	the manufacturing capacity of third-party manufacturers that me may use for our products; and
•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

CORPORATE UPDATE

•
Intellipharmaceutics International Inc. was formed on October 22, 2009 following the approval of a plan of arrangement by shareholders of IntelliPharmaCeutics Ltd. and Vasogen Inc. The arrangement resulted in Intellipharmaceutics International Inc. acquiring substantially all of the assets of Vasogen, including approximately $7.5 million in gross proceeds from Vasogen’s non-dilutive financing transaction with Cervus LP, in addition to assuming certain liabilities of Vasogen.

•	On October 22, 2009, Intellipharmaceutics International Inc. became a publicly-listed company trading on the TSX and NASDAQ under the symbols “I” and “IPCI”, respectively.

•
The appointment of Graham Neil, CA, as Chief Financial Officer and Vice-President, Finance was announced on February 12, 2010. Mr. Neil is a Chartered Accountant with over 10 years of public company and healthcare industry experience.  Most recently Mr. Neil served as CFO for a NASDAQ- and TSX-listed development-stage company.  Prior to his public company experience, Mr. Neil served with KPMG.

OUR GOAL

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue for our Company. We will do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  The current strategy is to out-license marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations should maximize revenues from our products while allowing us to focus on our core competence.  We will endeavour to reach the following milestones in calendar year 2010:

•	Potential conclusion of the ongoing litigation process and/or FDA approval of Focalin XR
•	File and have accepted for review by the FDA, two additional ANDA applications
•	Establish at least one additional development/marketing alliance
•	Complete manufacturing of clinical batches of Rexista™
•	Complete Phase 1 studies using clinical batches of Rexista™
•	Schedule a pre-IND meeting with FDA to discuss Rexista™ clinical development plan

BUSINESS OVERVIEW

We are a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection. Several of these products are partnered.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger (“the IPC Arrangement Agreement”) at their respective shareholder meetings on October 19, 2009.

The arrangement resulted in combining the business of IPC Ltd. and Vasogen in a newly incorporated publicly traded entity called Intellipharmaceutics International Inc. Under this arrangement, essentially IPC Ltd. and Intellipharmaceutics Corp. combined with 7231971 Canada Inc. (“New Vasogen”), a new Vasogen company, that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately C$7.5 million in non-dilutive capital.

The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc. incorporated under the laws of Canada and traded on the TSX and NASDAQ.  IPC Ltd shareholders own approximately 86% of the outstanding common shares of IPC and Vasogen's shareholders own approximately 14% of the outstanding common shares of IPC. Each former Vasogen shareholder received 0.065963061 common shares of IPC, and each former IPC Ltd. shareholder received 0.552788117 common shares of IPC, for each share they exchanged in the transaction.

As a result of the transaction, we selected a November 30 year end which resulted in the Company having an eleven month fiscal period in 2009.  All comparable information is that of the predecessor Company IPC Ltd. which had a December 31 year end and are for a twelve month period.

OUR STRATEGY

We believe that our Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe the flexibility of this technology allows us to develop complex drug delivery solutions within a rapid timeframe.

We apply our technologies to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The flexibility and the competitive advantage of the Hypermatrix™ technology allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA / 505 (b)(2) regulatory path.

We operate in a market created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are two ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can formulate generic products, which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products.  Our scientists have demonstrated a successful track record with such products, having previously developed several drugs which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires an abbreviated new drug applications (“ANDA”).

For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, patentable, controlled-release once-a-day drugs. These drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires new drug applications (“NDA”) via 505 (b)(2) application which both accelerates development timelines and reduces costs in comparison to regular new drug applications for new chemical entities.

We are also specifically focusing our technologies on the development of abuse resistant pain medications.  The growing abuse of prescription “painkillers”, specifically opiod analgesics, is well documented and is a major health concern. We believe that our technologies and know-how are uniquely suited to developing abuse-resistant pain medications.

We believe we are well-positioned to execute our strategic plan due to our current financial position and expertise in drug delivery, product development, regulatory affairs and manufacturing.

OUR TECHNOLOGY

Our Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs.   Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired drug release profile in a time and cost effective manner.

OUR PRODUCTS

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate Hydrochloride extended release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	Filed with the FDA	ANDA	Partnered with Par Pharmaceutical
Venlafaxine HCI extended release capsules	Effexor XR®	Depression	Late-Stage Development	ANDA	Intellipharmaceutics
Carvedilol Phosphate extended release capsules	Coreg CR®	Heart Failure	Late-Stage Development	ANDA	Intellipharmaceutics
Oxycodone Extended release capsules	N/A	Pain	Early-Stage Development	NDA 505(b)(2)	Intellipharmaceutics

We have 11 additional ANDA and NDA products, in various stages of development, which we have not disclosed for competitive purposes.  We typically select products for development that we intend to license several years in the future. However, the length of time necessary to bring a product to the point where we can license the product can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy and patent issues associated with the product.

Dexmethylphenidate Hydrochloride – Generic Focalin XR®

In 2005, we executed a license and commercialization agreement with Par for the development of a generic version of Focalin XR.  Under the agreement, we are responsible for all laboratory development costs and Par is responsible for bioequivalence costs, API costs, scale up / stability costs and marketing.  Par is also responsible for costs associated with litigation.  We have a ten year profit-sharing agreement with Par which commences with the commercial launch of the product. Focalin XR contains dexmethylphenidate hydrochloride and is used for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.

Effective May 2007, we filed an ANDA for our generic, Dexmethylphenidate XR, with the FDA. As at that date, the application was accepted by the FDA as being complete and in condition for further review. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.  Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

As discussed in greater details under “commitments and contingencies”, Novartis, the brand owner of Focalin XR®, has filed complaints in the United States courts alleging patent infringement against us and Par.  Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. We believe that our generic versions of Focalin XR® do not infringe those patents.  Together with Par we intend to vigorously defend against the complaints described above. Par is responsible for defence of the litigation and all the related costs.  Even if the FDA approves the ANDA, Par would still need to make a decision to proceed with the commercial launch of the product while the litigation is pending.  An alternative outcome is that Par may decide to settle the litigation with the Brand Owner, which would likely clarify the timing of commercial launch.  There can be no assurance that Par will be able to settle the litigation or that Par will make a decision to proceed with commercial launch of the product while the litigation is pending.

During the fourth quarter of 2009, the 30 month stay on FDA approval for our ANDA for Dexmethylphenidate XR expired.  As we did not receive tentative approval from the FDA within the 30 months, the 180-day exclusivity period associated with our first to file opportunity on the 15mg strength capsule may no longer be available or may require that a special request open to FDA discretion be made to avoid the loss of the status.  While we believe that the making of such a special request is a possible scenario, there can be no assurance that the FDA would accede to this request if made.

Venlafaxine hydrochloride – Generic Effexor XR®

Another product in our generics pipeline is venlafaxine hydrochloride, a generic version of the marketed drug Effexor XR®.   Effexor XR® is an extended-release capsule for oral administration that contains venlafaxine hydrochloride.  It is indicated for the treatment of symptoms of depressive disorders.  Effexor XR® had estimated U.S. sales of approximately $3.9 billion in 2008.

We have recently successfully completed pivotal bioavailability/bioequivalence studies and we are exploring licensing agreement opportunities or other possibilities for this product.  While management believes that a licensing agreement is feasible, there can be no assurance that one can be secured.

Carvedilol phosphate – Generic Coreg CR®

Another product in our generics pipeline is carvedilol phosphate extended release capsule. It is a generic version of the marketed drug Coreg CR®.  Coreg CR is available for once-a-day administration as controlled-release oral capsules containing 10, 20, 40, or 80 mg of the active pharmaceutical agent. It is used for the treatment of hypertension and heart conditions.

This product is currently in late-stage development and we are planning on conducting additional pivotal bioequivalence studies in fiscal 2010.  We are exploring licensing agreement opportunities or other possibilities for this product.  There is no assurance that a licensing agreement can be secured.

Rexista™

Our lead non-generic product under development is Rexista™, an abuse- and alcohol-resistant controlled-release oral oxycodone formulation for the relief of pain.  Rexista™ is a unique dosage form designed to be resistant to the well-documented abuses associated with some currently marketed oxycodone products.  This includes abuse by oral ingestion when these drugs are crushed or chewed, by nasal inhalation when crushed or powdered, and, by injection when combined with solvents.  Rexista™ is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs. In 2008, oxycodone based products had estimated U.S. sales of approximately U.S. $2 billion.  OxyContin® (oxycodone ER) currently holds the leading total prescription share of the U.S. extended-release opioid market, with an estimated 23% total prescription share.

In February 2009, the FDA announced that it plans to implement a Risk Evaluation and Mitigation Strategy (REMS) requirement for all extended-release opioid analgesics. We believe that the REMS will ultimately drive prescribing of newer tamper-resistant extended release opioids.  Several “tamper-resistant” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s move to restrict prescribing of extended-release opioid analgesics should benefit tamper-resistant products.

We believe that we can leverage our core competence in drug delivery and formulation for the development of products targeted towards tamper-resistant opioid analgesics used in pain management. The advantage of our 505 (b) (2) NDA focused strategy is that our products can enjoy a sales exclusivity period. Furthermore, we believe it is possible to establish and defend the intellectual property surrounding our tamper-resistant opioid analgesic products.

We have completed proof of concept pilot clinical studies of Rexista and in fiscal 2010 plan to manufacture clinical batches of Rexista™ for use in phase 1 clinical trials.  We also plan to initiate discussion with the FDA on the clinical development plan for Rexista™.  There can be no assurance that the clinical trials will meet the expected outcomes or that we will be able to successfully produce scaled up batches for use in clinical trials or that we will be successful in submitting a 505 (b) (2) NDA filing.

SELECTED ANNUAL INFORMATION

As a result of the October 22, 2009 transaction we selected a November 30 year end.  All comparable information is that of our predecessor company Intellipharmaceutics Ltd. which had a December 31 year end.  The following are key selected financial data for the eleven month period ended November 30, 2009 and the years ended December 31, 2008 and 2007. It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general the fact that expenditures were higher in 2008 and 2007 when compared to 2009 was due to our stronger financial position during 2008 and 2007 when compared with 2009.

	For the Periods ended
	November 30	December 31	December 31
	2009	2008	2007
	(11 Months)	(12 Months)	(12 Months)

Revenue:	$630,179	$1,277,704	$2,297,316
Expenses:	3,257,421	4,245,289	3,661,235
Loss for the year	(1,838,735)	(3,765,174)	(1,290,792)
Loss per share, Basic and Diluted	(0.19)	(0.40)	(0.14)

Cash	$8,014,492	$902,213	$3,202,294
Total Assets	$11,081,332	$3,026,024	$6,878,433

Total deferred revenue	$1,449,326	$1,967,338	$2,458,272
Total Liabilties	$6,449,318	$3,609,099	$4,556,877

CRITICAL ACCOUNTING ESTIMATES

Use of Estimates
The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) as outlined in the ASC.  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Significant estimates required for the preparation of the consolidated financial statements included those related to the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; the fair value option for financial assets and financial liabilities; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition
The Company earns revenue from non-refundable upfront fees and milestone payments upon achievement of specified research or development events under delopment agreements, from payments for research and development services such as analytical chemistry, scale-up, stability studies and product testing, and potentially from royalty payments or share of net profits on sales of products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Investment tax credits
The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year, and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval.  Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Share-based compensation
We account for share-based compensation in accordance with FASB Statement No. 123(R) Accounting for Stock Issued to Employees (“Statement 123(R)”). Statement 123(R) requires all share-based compensation, including grants of employee stock options, be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. Statement 123(R) was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share-based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense.  Note 11 to the 2009 consolidated financial statements provides detailed disclosure of the Company's stock options.

Vasogen Acquisition

As discussed in the Business Overview, we entered into an acquisition transaction acquiring certain assets and assumed certain liabilities.  As Vasogen did not meet the definition of business under ASC paragraphs 805-10-55-4 through 55-9 the transaction is accounted for as an asset acquisition.  The excess of Vasogen assets acquired over liabilities assumed on the acquisition is recorded as a credit to the additional paid in capital of IPC.

Income taxes
In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 effective January 1, 2007.  The adoption of FIN 48 had no material effect on the financial position, operations or cash flow of the Company.  See Note 13 in the 2009, consolidated financial statements for further discussion of the Company’s accounting for income taxes.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating and net capital losses, and which has been recognized in accordance with FIN 48, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on its use of its net operating and net capital loss carry-forwards.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In November 2007, the EITF reached a final consensus on accounting standards related to collaborative arrangements, referred to as FASB ASC Topic 808. The FASB ASC Topic 808 is focused on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaborative agreement should be presented in the income statement and certain related disclosure questions. The FASB ASC Topic 808 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  Upon becoming effective, FASB ASC Topic 808 did not have a material impact on our consolidated financial position and results of operations on the adoption of this standard.

In December 2007, the FASB issued the Business Combinations Topic (“Business Combinations”) of the ASC.  Business Combinations replaces previously issued guidance with respect to business combinations.  It applies to all transactions and events in which an entity obtains control over one or more other businesses.  Business Combinations substantially increases the use of fair value and makes significant changes to the way companies account for business combinations and noncontrolling interests.  Some of the more significant requirements are that it requires more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period, acquisition-related costs to be expensed, and noncontrolling interests in subsidiaries to be initially measured at fair value and classified as a separate component of equity.  Business Combinations is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited, and is to be applied prospectively, with one exception relating to income taxes.  We were required to adopt Business Combinations effective January 1, 2009.  As we did not acquire any businesses during 2009, the adoption of Business Combinations has had no impact on our consolidated financial position and results of operations.
In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require publicly traded companies to make disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements.  The amendment also requires those disclosures in summarized financial information at interim reporting periods.  The amendment is effective for financial statements issued after June 15, 2009, with early application permitted.  The adoption did not have a material impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of the ASC regarding the determination of when a market is not active and whether a transaction is not orderly.  The guidance also requires disclosures in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The new guidance is effective for financial statements issued after June 15, 2009, with early application permitted.  The adoption did not have a material impact on our consolidated financial position and results of operations on the adoption of this standard.
In April 2009, the FASB issued updated guidance related to business combinations, which is included in the Codification in ASC 805-20, “Business Combinations — Identifiable Assets, Liabilities and Any Noncontrolling Interest” (ASC 805-20). ASC 805-20 amends the provisions in ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20 is effective for contingent assets or contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption did not have a material impact on our consolidated financial position and results of operations.

In May 2009, the FASB issued the Subsequent Events Topic of the ASC (“Subsequent Events”).  Subsequent Events applies to all entities, and provides guidance on management’s assessment of events that occur after the balance sheet date but before the issuance of the financial statements.  It distinguishes between subsequent events that should and should not be recognized in the financial statements, requires disclosure of the date through which subsequent events were evaluated, and requires disclosure of certain nonrecognized subsequent events.  It requires that management assess subsequent events for both interim and annual reporting periods.  Subsequent Events is not expected to significantly change practice because its guidance is similar to that in previously-existing U.S. auditing literature for assessing and disclosing subsequent events.  Rather, it represents guidance directed specifically to management.  The adoption did not have a material impact on our consolidated financial position and results of operations.

In June 2009, the FASB issued Accounting Standards Update 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“ASU 2009-01”).  ASU 2009-01 is intended to be the source of authoritative U.S. GAAP for nongovernmental entities, and all of the content is considered authoritative.  As a result, the GAAP hierarchy now includes only two levels of GAAP, authoritative and nonauthoritative.  ASU 2009-01 is effective for financial statements issued for interim or annual periods ending after September 15, 2009.  ASU 2009-01 does not change existing GAAP, and therefore there was no change to our consolidated financial position and results of operations on the adoption of this standard.

 In August 2009, the FASB issued Accounting Standards Update 2009-05, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2009-05”).  ASU 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using either a valuation technique that uses the quoted price of the identical liability when traded as an asset, or quoted prices for similar liabilities or similar liabilities when traded as assets.  Should this information be unavailable, the entity is required to use another valuation technique that is consistent with the principles of Topic 820.  ASU 2009-05 is effective in the first interim or annual period after issuance, with early adoption permitted.  The adoption did not have a material impact on our consolidated financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued new guidance on “Accounting for Transfers of Financial Assets”.  It addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by existing guidance in the wake of the subprime mortgage crisis and the global credit market deterioration, and is intended to improve the accounting and disclosure for transfers of financial assets.  The new guidance is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company has adopted it on December 1, 2009.  The adoption did not have a material impact on our consolidated financial position and results of operations.

 In June 2009, the FASB updated “Consolidation – Consolidation of Variable Interest Entities” (“Consolidation”).  The update amends the consolidation guidance that applies to variable interest entities (“VIEs”), and will significantly affect an entity’s overall consolidation analysis.  The amendments to the consolidation guidance affect all entities currently within the scope of Consolidation as well as qualifying special-purpose entities that are outside of its scope.  An enterprise will need to reconsider its previous conclusions regarding the entities that it consolidates, as the update involves a shift to a qualitative approach that identifies which entities have the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb its losses or the right to receive benefits from it, as compared to the existing quantitative-based risks and rewards calculation.  The update also requires ongoing assessment of whether an entity is the primary beneficiary of a VIE, modifies the presentation of consolidated VIE assets and liabilities, and requires additional disclosures.  The updated guidance is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company has adopted it on December 1, 2009.  The adoption did not have a material impact on our consolidated financial position and results of operations.

 In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”).  ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable.  As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement.  As well, it expands disclosure requirements.  ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, and therefore will be adopted by us on December 1, 2010.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2008 and 2009 that will become effective in subsequent periods.  The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

As a result of the October 22, 2009 transaction we selected a November 30 year end.  All comparable information is that of our predecessor company, IPC Ltd. which had a December 31 year end.  The following are key selected financial data for the eleven month period ended November 30, 2009 and the years ended December 31, 2008 and 2007.

	For the periods ended			Dollar and Percentage change
	November 30	December 31	December 31
	2009	2008	2007
	(11 Months)	(12 Months)	(12 Months)	2009 vs 2008		2008 vs 2007
Revenue:
Research and development	$630,179	$1,277,704	$2,297,316	(647,525)	-50.7%	(1,019,612)	-44.4%

Expenses:
Cost of revenue	382,597	1,885,790	1,641,245	(1,503,193)	-79.7%	244,545	14.9%
Research and development	1,554,859	419,187	483,050	1,135,672	270.9%	(63,863)	-13.2%
Selling, general and administrative	975,197	1,365,461	1,137,780	(390,264)	-28.6%	227,681	20.0%
Depreciation	344,768	574,851	399,160	(230,083)	-40.0%	175,691	44.0%
	3,257,421	4,245,289	3,661,235	(987,868)	-23.3%	584,054	16.0%

Loss before the undernoted	(2,627,242)	(2,967,585)	(1,363,919)	340,343	-11.5%	(1,603,666)	117.6%

FMV on adjustment of warrants	286,983	-	-	286,983	-	-	-
Foreign exchange (loss) gain	587,642	(817,407)	85,634	1,405,049	-171.9%	(903,041)	-1054.5%
Interest income	1,822	95,282	91,985	(93,460)	-98.1%	3,297	3.6%
Interest expense	(87,940)	(75,464)	(104,492)	(12,476)	16.5%	29,028	-27.8%

Loss for the year	(1,838,735)	(3,765,174)	(1,290,792)	1,926,439	-51.2%	(2,474,382)	191.7%

Eleven Month Period Ended November 30, 2009 Compared to the Year Ended December 31, 2008

Revenue
The Company recorded revenues of $630,179 for the 11 month period ended November 30, 2009 versus $1,277,704 for the year ended December 31, 2008. Revenue in 2009 was comprised of recognition of upfront fees of $480,655 received in a prior year, research and development service fees of $144,295 and cost reimbursements in the amount of $ 5,229 compared to upfront fees of $ 620,282, research and development service fees of $ 544,051 and cost reimbursements in the amount of $113,371 in the year ended December 31, 2008.  The decrease in revenue can be primarily attributed to the Company having more late stage development activity with its partnered projects in 2008, compared to 2009 when the Company was not as actively involved in such activities for its partnered projects.  Also, 2009 revenue reflects activities for 11 months in comparison to the 12 month period in 2008.

Cost of Revenue
Cost of revenue for the 11 month period ended November 30, 2009 was lower when compared with the year ended December 31, 2008 primarily as the Company performed less activity on partnered projects during the year ended November 30, 2009, when compared to the 12 month period in 2008.

Research and Development
Expenditures for research and development for the 11 month period ended November 30, 2009 were higher when compared with the year ended December 31, 2008 primarily as the Company performed more activity on its own projects during the year ended November 30, 2009, when compared to the 12 month period in 2008.

Selling, General and Administrative
Selling, general and administrative expenses were $975,197 for the 11 month period ended November 30, 2009 as compared to $1,365,461 for the year ended December 31, 2008, a reduction of $390,264 or 28%.  The decrease is due to a decrease in expenses related to legal fees, wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the 11 month period ended November 30, 2009 were $338,110 compared with $373,717 for the year ended December 31, 2008.   This reduction is attributable to a decrease in administrative staffing levels and salary reductions during the 11 month period ending November 30, 2009 when compared to the prior period.

Administrative costs for the 11 month period ended November 30, 2009 were $498,241 compared with $798,724 for the year ended December 31, 2008.  The decrease is primarily due to a reduction in accounting and legal costs expensed when compared with the period in 2008. Accounting and legal expenses incurred in connection with the transaction whereby IPC Ltd combined with Vasogen under a plan of arrangement and merger, were charged to shareholders’ equity as share issuance costs for the 11 month period ended November 30, 2009.  In the prior period these fees were expensed as incurred.

Marketing costs for the 11 month period ended November 30, 2009 were $90,780 compared with $131,021 for the year ended December 31, 2008.   This decrease is mainly a result of a reduction primarily in travel and advertising expenditures during these periods.  Also 2009 marketing costs reflect activities for 11 months in comparison to 12 months in 2008.

Occupancy costs for the 11 month period ended November 30, 2009 were $48,066 compared with $61,999 for the year ended December 31, 2008.   This decrease is mainly a result of an eleven month fiscal period for November 30, 2009 being compared with a twelve month fiscal period for December 31, 2008.

Depreciation
Depreciation expense for the 11 month period ended November 30, 2009 was lower when compared with the year ended December 31, 2008 primarily as a result of reduced investment in property and equipment and leasehold improvements as the Company cut down on investments until additional financing could be secured.  Also 2009 depreciation reflects charges for 11 months in comparison to 12 months in 2008.

Foreign Exchange (Loss) Gain
Gain on foreign exchange was $587,642 for the 11 month period ended November 30, 2009 compared to a loss of $817,407 for the same period in 2008.  The gain for the year ended November 30, 2009 in comparison to a loss in the period in 2008 was due to the weakening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.2180 (Cdn) at December 31, 2008 to $1.00 (US) for $1.0556 (Cdn) at November 30, 2009. Over the course of the year ended November 30, 2009 the exchange rate averaged $1.00 (US) for $1.1493 (Cdn) compared to $1.00 (US) for $1.0671 (Cdn) for the year ended December 31, 2008.

Interest Income
Interest income for the 11 month period ended November 30, 2009 was lower when compared with December 31, 2008 primarily as a result of a lower average amount of cash on hand and lower rates of returns on our investments.

Interest Expense
Interest expense for 2009 was higher when compared with 2008 primarily as a result of a higher average amount outstanding on the related party loan.  The amount outstanding on the related party loan which accrues interest at 6% annually was higher in 2009 as a result of additional funds advanced by the related party during 2009 to support operations until the transaction with Vasogen was completed on October 22, 2009.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenue
The Company recorded revenues of $1,277,704 for the year ended December 31, 2008 compared to $2,297,316 for the year ended December 31, 2007; a decrease of $1,019,612 or 44.4%. Revenue for the fiscal year 2008 was comprised of up-front fees recognized of $620,282, research and development service fees of $544,051 and $113,371 as cost reimbursements compared to up-front fees recognized of $641,704, milestone payments earned of $610,128, research and development service fees of $861,632 and cost reimbursements of $183,852 for the year ended 2007.

During fiscal 2007 development milestones were attained in respect of partnered project for which the Company received milestone payments that were recognized in 2007.  In addition to these milestone payments, the Company was engaged in increased late stage development activities in 2007. Payments received for these activities were recognized as revenue, Although activities were also performed in 2008, it was to a lesser degree.

Cost of Revenue
Expenditures for cost of revenue on products being developed in collaboration with partners increased to $1,885,790 for the year ended December 31, 2008 compared to $1,641,245 for the same period in 2007, an increase of $244,545 or 14.9%.  The increase in cost of revenue was due to increase in research and development activity as more partnered projects were obtained towards the end of the fourth quarter of 2007 which resulted in more work being completed in 2008 when compared with 2007.  Furthermore, there was an increase in staff engaged in research and development to accommodate the increase in activity as well as an increase in salaries for the existing staff.  This also contributed to the increase in the cost of revenue.

Research and Development
Our expenditures for research and development decreased to $419,187 for the year ended December 31, 2008 compared to $483,050 for the same period in 2007, a decrease of $63,863 or 13.2%. This small difference is attributable to a decrease in expenditure on research & development activity in respect of in-house projects in the current year ended December 31, 2008 compared to the same period in 2007.

Selling, General and Administrative
Selling, general and administrative expenses were $1,365,461 for the year ended December 31, 2008 as compared to $1,137,780 for the year ended December 31, 2007.

Expenditure for wages and benefits increased to $373,717 for the year ended December 31, 2008 compared to $313,619 for the same period in 2007, an increase of $60,098 or 19.2%.   Administrative expenditure was $798,724 for the year ended December 31, 2008 compared to $549,701 for the same period in 2007, an increase of $249,023 or 45.3%.  The increase is primarily due to an increase in legal costs by $104,081 and accounting fees by $175,610 from 2007. During the year ended December 31, 2008 the Company commenced exploring financing avenues through primarily a business combination with a public company in Canada thereby incurring legal and accounting expenses.

Occupancy costs increased to $61,999 in the year ended December 31, 2008 from $54,663 for the same period in 2007.  The increase is due to the increases in cost of utilities and repairs and maintenance attributed to greater utilisation of the cGMP (current good manufacturing practices) facility within our premises as several products were scaled to large batches during the period.

Marketing costs were $131,021 for the year ended December 2008 compared to $219,797 for the same period in 2007, a decrease of $88,776 or 40.4%.  Some consulting contracts terminated in 2007, and management did not have the need to have these renewed.

Depreciation
For the fiscal year 2008 depreciation expense was $574,851 representing an increase of $175,691 or 44% from $399,160 for the same period in 2007.  The increase is primarily due to the additional investment in equipment, computer equipment and leasehold improvements consistent with equipping and out-fitting of our research and development facility and upgrading computer equipment.

Foreign Exchange (Loss) Gain
The Company enters into foreign currency transactions in the normal course of business.  Loss on foreign exchange was $817,407 for the year ended December 31, 2008 compared to a gain of $85,634 for the same period in 2007.  The increase in the foreign exchange loss was due to the decrease in exchange rate at December 31, 2008 which was at $0.8210 USD as compared to $1.0087 USD in 2007.

Interest Income
For the fiscal year 2008 interest income was $95,282 compared to $91,985 for the same period in 2007 a decrease of $3,297 or 3.6%. The decrease is due to the foreign exchange rate being lower in 2008 as compared to 2007.

Interest Expense
The decrease in the interest expense by $29,028 is due to the repayment of funds advanced from related parties with an interest rate of 6% per annum.
SUMMARY OF QUARTERLY RESULTS
The following selected financial information is derived from our unaudited consolidated financial statements for the period ended November 30, 2009.   All comparable information for the previous quarters is that of our predecessor company, IPC Ltd., which had a December 31 year end.   Loss per share has been adjusted to reflect the impact of the transactions, as described in the “Business Overview”.

Quarter Ended		Revenues	Loss	Loss per share
November 30,2009	(2 Months)	161,757	(875,322)	(0.09)
September 30,2009		125,590	(165,739)	(0.02)
June 30, 2009		118,460	(224,662)	(0.02)
March 31, 2009		224,372	(573,012)	(0.06)
December 31,2008		117,740	(2,081,991)	(0.22)
September 30,2008		180,388	(915,596)	(0.10)
June 30, 2008		268,426	(470,335)	(0.05)
March 31, 2008		711,150	(297,252)	(0.03)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general the quarterly expenditures were higher in 2008 when compared to 2009 is due to the fact we were in a stronger financial position during 2008 when compared with 2009.  As discussed previously this decreased net loss is due to initiatives taken to lower operating expenses.  This included a decrease in wages and benefits for both administrative and research and development staff as well as a reduction in overall staffing levels.

Analysis of Fourth Quarter Results

The significant increase in our loss during the fourth quarter of 2009 can be mainly attributed to an increase of $254,000 in our expenditures for bio-studies during the fourth quarter to advance our product pipeline when compared to the third quarter.  We also incurred an additional $165,000 in legal and accounting fees during the fourth quarter related to work performed by our advisors on reporting issues as a new publically accountable entity.

LIQUIDITY and CAPITAL RESOURCES

	For the periods ended			Dollar and Percentage Change
	November 30	December 31	December 31
	2009	2008	2007
	(11 Months)	(12 Months)	(12 Months)	2009 Versus 2008		2008 Versus 2007

Cash flows from (used in) operating activities	(4,857,983)	(1,735,727)	680,121	(3,122,256)	179.9%	(2,415,848)	-355.2%
Cash flows from (used in) financing activities	798,496	(354,797)	2,304,656	1,153,293	-325.1%	(2,659,453)	-115.4%
Cash flows from (used in) investing activities:	11,241,443	(91,542)	(175,725)	(1,870)	2.0%	84,183	-47.9%
Increase (decrease) in cash	7,181,956	(2,182,066)	2,809,052	(1,970,833)	90.3%	(4,991,118)	-177.7%
Cash, beginning of year	902,213	3,202,294	375,054	(2,300,081)	-71.8%	2,827,240	753.8%
Effect of foreign exchange	(69,677)	(118,015)	18,188	48,338	-41.0%	(136,203)	-748.9%
Cash, end of year	8,014,492	902,213	3,202,294	7,112,279	788.3%	(2,300,081)	-71.8%

Sources of cash have been financing activities and revenues from development contracts, and in 2009, the result of the plan of arrangement with Vasogen.  The Company had cash of $8,014,492 as at November 30, 2009, compared to $902,213 at December 31, 2008.  The increase in cash is a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 which resulted in us receiving $11.0 million in cash and an additional $0.5 million in receivables from tax credits recoverable that were earned by Vasogen from the Ontario Innovation Tax Credit, the Goods and Services Tax Credits and other recoverable tax amounts.

Net cash flows used in operating activities was $4,857,983 for the 11 month period ended November 30, 2009, as compared to net cash flows used in operating activities, of $1,735,727 for the year ended December 31, 2008 and net cash flows from operating activities, of $680,121 for the year ended December 31, 2007. The fluctuations in cash flows from operations are influenced by our net loss.   We had net losses of $1,838,735 from continuing operation in 2009, as compared to net losses of $3,765,154 and $1,290,792 in 2008 and 2007, respectively. During the 11 month period ended November 30, 2009 the Company paid $2,299,289 for liabilities assumed from the cash received as a result of the transactions, as described in the “Business Overview”.

Net cash flows from financing activities was $798,496 for the 11 month period ended November 30, 2009, as compared to net cash flows used in financing activities of $354,797 for the year ended December 31, 2008 and net cash flows from

financing activities of $2,304,656 for the year ended December 31, 2007.   During the 11 month period ended November 30, 2009 the Company received $1,164,367 that was advanced from related parties. In 2008, the Company repaid $316,392 that was advanced by related parties and repaid its capital lease obligations of $38,405.  During the year ended December 31, 2007 the Company repaid $300,864 that was advanced by related parties and received $2,618,323 from the issuance of capital stock.

All non-cash items, including items related to the acquisition of assets and assumption of liabilities related to the asset acquisition transaction over described in the Business Overview have been eliminated.

Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA  and 505 (b) (2) NDA products.  The Company’s future liquidity and cash requirements will depend on a wide range of factors, including the success of development programs, securing licensing contracts as well as procurement of co-development or other collaborations. Therefore, as development of products continues, it will be necessary to raise capital or seek additional financing. While there can be no assurance that such raising  of capital or financing would be available in the amounts and on terms acceptable to us, management currently believes that such financing would likely be available on acceptable terms.

During 2009 we undertook initiatives to lower operating expenses. Cost reduction initiatives included reducing the staff head count by seven effective April 30, 2009, a 10-15% percentage decrease in salaries for the remaining staff, as well as a hold on equipment purchase and clinical trials in the short term.

Repayments for a related party loan are restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the merger and arrangement transaction recently completed with Vasogen Inc. Thus our current cash reserves will not be used for such repayment other than to the limited extent described in the Vasogen transaction.  Subsequent to the end of the year the related party loan was repaid by C$800,000 from proceeds received by us from the merger and arrangement transaction.  Interest payable on this loan was accrued in the amount of $110,000 as at November 30, 2009. Subsequent to the end of the year this amount was also repaid.

As a research and development company, IPC Corp was eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of IPC Corp, up to 35% of research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount was not a reduction in income taxes but a form of government grant based on the level of research and development that the Company carries out.

Based on management’s best estimate, the Company expects to receive $864,868 from the Canada Revenue Agency and the Ontario Ministry of Finance during the first half of fiscal 2010 comprised of research & development credits for research and development activities carried out during the fiscal year 2008. Realization of these credits is subject to government approval; however, management is reasonably assured that we may receive a substantial amount during the first half of fiscal 2010. Based on management’s best estimate, the Company expects to receive $577,222 from the Canada Revenue Agency and the Ontario Ministry of Finance during the second half of fiscal 2010 comprised of research & development credits for research and development activities carried out during the period ended October 21, 2009. Realization of these credits is subject to government approval; however, management is reasonably assured that we may receive a substantial amount during the first half of fiscal 2010.  The Company has claimed these tax credits for several years, and to date the Company has received government approval for the estimated expenses within the expected timing.
As a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 each former Vasogen option holder received 0.065963061 options to purchase common shares of IPC, and each former Intellipharmaceutics Ltd. option holder received 0.552788117 options to purchase common shares of IPC, for each share they exchanged in the transaction. As a result, as at November 30, 2009, we have 2,939,188 options to purchase common shares of the Company outstanding, this includes 87,256 broker options issued in exchange for broker options previously issued.

In connection with the transaction desribed in the Business Overview, effective October 22, 2009 certain common share purchase warrants previously issued by Vasogen were exchanged for warrants of IPC based on the same exchange ratio as the common shares Vasogen exchanged in the transaction.  As a result, as at November 30, 2009, we have 376,699 warrants to purchase common shares of the Company outstanding.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of February 26, 2010, is 10.9 million and it has not changed since November 30, 2009. The number of options outstanding as of February 26, 2010, is 2,929,502 and has decreased since November 30, 2009 due to the expiry of 9,686stock options.  No stock options were granted or forfeited since November 30, 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in a high interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2009.  The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

CAPITAL RESOURCES

At November 30, 2009, our cash totaled $8,014,492, compared with $902,213 at December 31, 2008.  Our net cash used in operating activities for the eleven month period ended November 30, 2009 has been offset by proceeds received from the transaction with Vasogen Inc. as described in the “Business Overview”, and from advances from Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has increased by $5.3 million mainly as a result of the transactions with Vasogen, as described in the “Business Overview”.  Management expects working capital to decrease in 2010 as we continue to advance our product pipeline unless we raise additional financing through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, upon strategic partners funding directly some or all of the costs of development or the receipt of outstanding investment tax credits and other receivables.  However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements.

CAPITAL EXPENDITURES

Total capital expenditures in 2009 were comparable to 2008.  Capital expenditures in 2009 mainly included equipment to manufacture batches of Rexista™ for use in clinical trials.  Capital expenditure levels for 2010 are anticipated to be near 2009 levels.  We will fund 2010 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for lab equipment and computer equipment where the lease obligation will end by 2012.  Operating obligations related to the lease of premises that expire on November 2010, however it is our current intention to renew the lease for our facility before the lease expires in 2010.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 years
Capital Lease Obligations	$48,457	$35,595	$12,862	$ ---	$ ---
Operating Obligations	96,000	96,000	---	---	---
Total Contractual Obligations	144,457	131,595	12,862	---	---

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at December 31, 2008, there were no pending litigation or threatened claims is outstanding, other than the one described in the following paragraph.

In October 2008, we, together with a drug development partner, Par Pharmaceutical, were named as defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs. The litigation is still ongoing. We continue to vigorously defend against the complaints described above, together with our development partner Par.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the “Cervus Agreement”), Vasogen and New Vasogen entered into an indemnity agreement (the “Indemnity Agreement”) which became our obligation as of October 22, 2009.  The Indemnity Agreement is designed to provide Cervus, with indemnification from claims relating to Vasogen’s and New Vasogen’s business that are brought against Cervus in the future, subject to certain conditions and limitations.  Our obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment.

RELATED PARTY TRANSACTIONS

As at November 30, 2009, we had an outstanding promissory note payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of $2.4 million. Repayments of the related party loan are restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the merger and arrangement transaction recently completed with Vasogen Inc. Thus our current cash reserves will not be used for such repayment other than to the limited extent described in the Vasogen transaction.  Subsequent to the end of the year the related party loan was repaid by C$800,000 from proceeds received by us in the merger and arrangement transaction recently completed with Vasogen Inc as described in the “Business Overview”.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The 2009 audited consolidated financial statements of Intellipharmaceutics International Inc. are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the ASC.  These statements included some amounts that are based on estimates and judgment.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

The Company’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its audit committee.

The audit committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The audit committee reviews the Company’s annual consolidated financial statements, the external report of independent registered chartered accountants, auditor’s report and other information in the Annual Reports. The committee reports findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by Deloitte & Touche LLP, Licensed Public Accountants, Charted Accountants, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Deloitte & Touche LLP has full and free access to the audit committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.  As at November 30, 2009, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A, and other required documents, and discussions with management surrounding the process of communicating material information to management and in turn the Chief Executive Officer and the Chief Financial Officer, and all procedures, taking into consideration the size of the Company and the number of employees.  Based on the evaluation described above, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at November 30, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2009, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred losses through November 30, 2009.  These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future.   Since the products in our pipeline are still under development, we will continue to incur losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether our drug formulations receive the approval of the FDA or of other applicable regulatory agencies and whether we are able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

Based on our current plans we will need to raise additional funds for ongoing operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.

We set goals for and make public statements regarding timing for the completion of objectives material to our success.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form for the year ended November 30, 2009 and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional financing to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, upon strategic partners funding directly some or all of the costs of development or the receipt of outstanding investment tax credits and other receivables. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

February 26, 2010